    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 25, 2000.



                                                      REGISTRATION NO. 333-45416

   -----------------------------------------------------------------------------
   -----------------------------------------------------------------------------
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                             ------------------------

                                   PRE-EFFECTIVE


                                  AMENDMENT NO. 1


                                        TO


                                     FORM S-3
                              REGISTRATION STATEMENT
                                       UNDER
                            THE SECURITIES ACT OF 1933
                             ------------------------

                                  FIRST BANCORP.
              (Exact name of Registrant as specified in its charter)
                             ------------------------

            COMMONWEALTH OF PUERTO RICO                                      66-0561882
 (State or other jurisdiction of incorporation or               (I.R.S. Employer Identification No.)
                   organization)

                           1519 PONCE DE LEON AVENUE
                        SAN JUAN, PUERTO RICO 00908-0146
                                 (787) 729-8200
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                             ---------------------
                              ANGEL ALVAREZ-PEREZ
                 CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER
                                 FIRST BANCORP
                           1519 PONCE DE LEON AVENUE
                        SAN JUAN, PUERTO RICO 00908-0146
                                 (787) 729-8200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                   ANTONIO R. SIFRE                                       JOSE A. AXTMAYER
               AURELIO EMANUELLI-FREESE                      AXTMAYER CARLO BENITEZ & QUINONES, P.S.C.
          FIDDLER GONZALEZ & RODRIGUEZ, LLP                          AMERICAN AIRLINES BUILDING
                FIFTH FLOOR, BBV TOWER                                       PENTHOUSE
               254 MUNOZ RIVERA AVENUE                               1509 LOPEZ LANDRON STREET
             SAN JUAN, PUERTO RICO 00918                            SAN JUAN, PUERTO RICO 00911

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 25, 2000


PROSPECTUS

                                2,100,000 SHARES

                        (FIRST BANCORP CORPORATION LOGO)

                       % NONCUMULATIVE PERPETUAL MONTHLY INCOME

                           PREFERRED STOCK, SERIES B

                         PRICE TO PUBLIC: $25 PER SHARE

     First BanCorp. is offering to the public 2,100,000 shares of its      %
Noncumulative Perpetual Monthly Income Preferred Stock, Series B. The Series B Preferred Stock has the following characteristics:

     - Annual dividends of $     per share, payable monthly, if declared by the
       board of directors. Missed dividends never have to be paid.

     - Redeemable at First BanCorp's option beginning on             , 2005.

     - No mandatory redemption or stated maturity.

     There is currently no public market for the Series B Preferred Stock. First BanCorp has filed an application with the New York Stock Exchange to list the Series B Preferred Stock under the symbol "FBPPrB". Trading of the Series B Preferred Stock on the New York Stock Exchange is expected to commence not later than 30 days after the initial delivery of the Series B Preferred Stock.

                 INVESTING IN THESE SECURITIES INVOLVES RISKS.
           SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

                                                       Per Share      Total
Public Offering Price................................  $  25.00    $52,500,000
Underwriting Discounts...............................  $ 0.7875    $ 1,653,750
Proceeds to First BanCorp............................  $24.2125    $50,846,250

     First BanCorp has also granted the underwriters an over-allotment option to purchase up to 300,000 additional shares.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

                    PAINEWEBBER INCORPORATED OF PUERTO RICO


DORAL SECURITIES                                              POPULAR SECURITIES


PRUDENTIAL SECURITIES                                       SANTANDER SECURITIES


                THE DATE OF THIS PROSPECTUS IS           , 2000.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................     3
RISK FACTORS..........................     7
  Dividends Will Not Be Paid Unless
     Declared by the Board of
     Directors........................     7
  Missed Dividends Never Have to Be
     Paid.............................     7
  Banking Regulations May Restrict
     First BanCorp's Ability to Pay
     Dividends........................     7
  Payment of Dividends May Be
     Restricted by FirstBank's Ability
     to Pay Dividends to First
     BanCorp..........................     7
  Increases in Interest Rates May
     Negatively Affect First BanCorp's
     Profitability....................     7
  Increases in Provisions for Loan
     Losses Would Adversely Affect
     First BanCorp's Profitability and
     Financial Condition..............     8
  First BanCorp Is Exposed To Greater
     Risk Because Its Business Is
     Concentrated in Puerto Rico......     8



                                        PAGE
                                        ----
FORWARD-LOOKING STATEMENTS............     8
USE OF PROCEEDS.......................     8
CAPITALIZATION........................    10
SELECTED FINANCIAL DATA...............    10
SUMMARY OF CERTAIN TERMS OF THE SERIES
  B PREFERRED STOCK...................    13
DESCRIPTION OF CAPITAL STOCK..........    19
TAXATION..............................    22
UNDERWRITING..........................    31
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................    32
WHERE YOU CAN FIND MORE INFORMATION...    33
LEGAL MATTERS.........................    33
EXPERTS...............................    33


                             ---------------------

     Prospective investors may rely only on the information incorporated by reference or contained in this prospectus. Neither First BanCorp nor any underwriter has authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including the information incorporated by reference into this prospectus and the "Risk Factors" section beginning on page 7.

     Unless otherwise stated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase any of the 300,000 shares subject to that option.

                                  THE COMPANY

     First BanCorp. is a bank holding company that has elected to be treated as a financial holding company and subject to regulation by the Federal Reserve Board. FirstBank is First BanCorp's only direct subsidiary.

     First BanCorp is engaged in the banking business and provides a wide range of financial services for retail and institutional clients. First BanCorp operates its banking business under the regulations of the Federal Deposit Insurance Corporation and the Office of the Commissioner of Financial Institutions of Puerto Rico. As of June 30, 2000, First BanCorp had consolidated total assets of approximately $5.280 billion, consolidated total deposits of approximately $2.987 billion and consolidated shareholders' equity of approximately $311 million.

     First BanCorp's principal executive offices are located at 1519 Ponce de Leon Avenue, San Juan, Puerto Rico, 00908 and its telephone number is (787) 729-8200.

                                  THE OFFERING

Series B Preferred Stock
Offered.......................   2,100,000 shares; 2,400,000 shares if the
                                 underwriters exercise their over-allotment option in full.

Offering Price................   $25 per share.

Liquidation Preference........   If First BanCorp is liquidated or dissolved,
                                 you will be entitled to receive $25 per share plus accrued dividends for the current month from any assets available for distribution. You will be paid before any of First BanCorp's assets are distributed to holders of common stock or any stock ranking junior to the Series
                                 B Preferred Stock.

Dividends.....................   Dividends will be paid on the last day of each
                                 month beginning on           , 2000. The board
                                 of directors must approve each dividend payment
                                 and any payment it does not approve never has
                                 to be paid. The annual dividend rate is equal
                                 to      % of the liquidation preference per
                                 share.

No Voting Rights..............   You will not have any voting rights, except as
                                 described on page 16 of this prospectus.

Redemption at First BanCorp's
  Option......................   Series B Preferred Stock may be redeemed
                                 beginning on           , 2005 at First
                                 BanCorp's option. Redemption prices are
                                 discussed on page 14 of this prospectus.

No Maturity Date or Mandatory
  Redemption..................   The Series B Preferred Stock does not have a
                                 maturity date. First BanCorp is not required to provide for the retirement of the Series B
                                 Preferred Stock by mandatory redemption or sinking fund payments.

Rank..........................   The Series B Preferred Stock ranks senior to
                                 the common stock of First BanCorp and on an equal basis to First BanCorp's outstanding preferred stock for purposes of dividend rights and the distribution of assets upon liquidation. First BanCorp may not issue preferred stock ranking senior to the Series B
                                 Preferred Stock without the approval of holders of at least two-thirds of the Series B
                                 Preferred Stock.

New York Stock Exchange
Listing.......................   First BanCorp has filed an application with the
                                 New York Stock Exchange to list the Series B
                                 Preferred Stock under the symbol "FBPPrB."
                                 Trading of the Series B Preferred Stock on the
                                 New York Stock Exchange is expected to commence not later than 30 days after the initial delivery of the Series B Preferred Stock.

                             SUMMARY FINANCIAL DATA

     You should read the summary financial information presented below together with First BanCorp's consolidated financial statements and notes which are incorporated by reference into this prospectus and with the historical financial information of First BanCorp included under "Selected Financial Data" beginning on page 10 of this prospectus.

     Net income for the year ended December 31, 1996 reflects a one-time industry-wide deposit insurance assessment of the FDIC's Savings Association Insurance Fund of $9,115,000 before tax. Excluding this unusual item, net income for the year ended December 31, 1996 would have amounted to $44,348,791 or $1.44 per share.

     The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders' equity for the period. Both ratios have been computed using daily averages. These ratios for the six months ended June 30, 2000 and 1999, have been presented on an annualized basis.


                                 SIX MONTHS
                               ENDED JUNE 30,                           YEAR ENDED DECEMBER 31,
                           -----------------------   --------------------------------------------------------------
                              2000         1999         1999         1998         1997         1996         1995
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                            (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Net interest income...   $   96,658   $   90,938   $  185,733   $  166,168   $  154,731   $  143,496   $  111,650
  Provision for loan
    losses..............   $   23,178   $   26,750   $   47,961   $   76,000   $   55,676   $   31,582   $   30,894
  Gain on sale of
    investments and
    trading.............   $    5,377   $    1,383   $    1,369   $   30,192   $   12,133   $    3,502   $   22,679
  Other income-excluding
    gain on sale of
    investments and
    trading.............   $   17,855   $   14,311   $   31,493   $   28,048   $   27,733   $   26,113   $   25,589
  Net income............   $   32,828   $   29,535   $   62,075   $   51,812   $   47,528   $   37,634   $   49,101
  Cash dividends paid...   $    9,169   $    6,315   $   14,658   $    8,871   $    7,197   $    6,140   $    2,486
BALANCE SHEET DATA:
  Total assets..........   $5,280,614   $4,272,543   $4,721,568   $4,017,352   $3,327,436   $2,822,147   $2,432,816
  Stockholder's
    equity..............   $  311,044   $  318,304   $  294,902   $  270,368   $  236,379   $  191,142   $  171,202
SELECTED RATIOS:
  Return on Average
    Assets..............         1.34%        1.49%        1.49%        1.48%        1.63%        1.48%        2.22%
  Return on Average
    Common Equity.......        29.91%       22.64%       24.68%       20.54%       22.30%       20.49%       33.19%

            CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The ratios shown below measure First BanCorp's ability to generate sufficient earnings to pay the fixed charges or expenses of its debt and dividends on its preferred stock. First BanCorp issued its outstanding Series A Preferred Stock in April 30, 1999, and had no outstanding preferred stock prior to such date. The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by combined fixed charges and expenses of its debt and preferred stock dividends.

                                                   SIX MONTHS         YEAR ENDED DECEMBER 31,
                                                      ENDED       --------------------------------
                                                  JUNE 30, 2000   1999   1998   1997   1996   1995
                                                  -------------   ----   ----   ----   ----   ----
Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends
  Including Interest on Deposits...............       1.29x       1.34x  1.36x  1.43x  1.44x  1.62x
  Excluding Interest on Deposits...............       1.64x       1.66x  1.65x  1.95x  2.17x  2.58x

     For purposes of computing the consolidated ratios of earnings to combined fixed charges and preferred stock dividends, earnings consist of pre-tax income from continuing operations plus fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized, amortization of debt issuance costs, and First BanCorp's estimate of the interest component of rental expense. The term "preferred stock dividends" is the amount of pre-tax earnings that is required to pay dividends on First BanCorp's outstanding preferred stock. Ratios are presented both including and excluding interest on deposits.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in the Series B Preferred Stock.

DIVIDENDS WILL NOT BE PAID UNLESS DECLARED BY THE BOARD OF DIRECTORS

     Monthly dividends will only be paid if declared by First BanCorp's board of directors. The board of directors is not obligated or required to declare monthly dividends.

MISSED DIVIDENDS NEVER HAVE TO BE PAID

     If the board of directors does not declare a dividend for a particular month, those dividends never have to be paid.

BANKING REGULATIONS MAY RESTRICT FIRST BANCORP'S ABILITY TO PAY DIVIDENDS

     First BanCorp may not be able to pay dividends in the future if it does not earn sufficient operational income. Federal Reserve Board policy is that a bank holding company should pay dividends only out of its current operating earnings. First BanCorp. had net income from operations of $32.8 million for the six months ended June 30, 2000.

PAYMENT OF DIVIDENDS MAY BE RESTRICTED BY FIRSTBANK'S ABILITY TO PAY DIVIDENDS TO FIRST BANCORP

     Payment of dividends by First BanCorp may be restricted by FirstBank's ability to pay dividends to First BanCorp. First BanCorp's principal source of cash flow to pay dividends consists of dividends from FirstBank because First BanCorp is a financial holding company with limited operations of its own. For example, FirstBank's ability to pay dividends to First BanCorp may be restricted under certain circumstances by Puerto Rico and Federal banking laws and regulations.

     FirstBank is a party to certain contracts that may prevent it from paying dividends to First BanCorp if it does not comply with certain terms and conditions set forth in those contracts. In addition, FirstBank issued its 7 5/8% subordinated capital notes due 2005 under an agreement that prohibits it from paying dividends if the aggregate amount of dividends paid on its capital stock exceeds certain limits tied to earnings and proceeds from the sale of capital stock. As of June 30, 2000, FirstBank could have paid up to $104.5 million in dividends under that agreement.

INCREASES IN INTEREST RATES MAY NEGATIVELY AFFECT FIRST BANCORP'S PROFITABILITY

     Increases in interest rates are the primary market risk affecting First BanCorp. Interest rates are highly sensitive to many factors, such as governmental monetary policies and domestic and international economic and political conditions, that are beyond the control of First BanCorp.

     Increases in interest rates may negatively affect the following areas of First BanCorp's business:

     - the net interest income; and

     - the value of holdings of securities.

     Increases in Interest Rates May Reduce Net Interest Income. Increases in short-term interest rates may reduce net interest income, which is the principal component of First BanCorp's earnings. Net interest income is the difference between the amount received by First BanCorp on its interest-earning assets and the interest paid by First BanCorp on its interest-bearing liabilities. When interest rates rise, First BanCorp must pay more in interest on its liabilities while the interest earned on its assets does not rise as quickly. This may cause First BanCorp's profits to decrease.

     Increases in Interest Rates May Reduce the Value of First BanCorp's Holdings of Securities. Increases in interest rates may reduce the value of First BanCorp's financial assets and have an adverse impact on its earnings and financial condition. First BanCorp owns a substantial portfolio of mortgage-backed securities and other debt securities with fixed interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise.

INCREASES IN PROVISIONS FOR LOAN LOSSES WOULD ADVERSELY AFFECT FIRST BANCORP'S PROFITABILITY AND FINANCIAL CONDITION

     An increase in provisions for loan losses by First BanCorp would have an adverse effect on First BanCorp's profitability and financial condition. First BanCorp establishes provisions for loan losses, which lead to reductions in its income from operations, in order to maintain its allowance for future loan losses at a level which is deemed appropriate by its management based upon an assessment of the quality of its loan portfolio.

FIRST BANCORP IS EXPOSED TO GREATER RISK BECAUSE ITS BUSINESS IS CONCENTRATED IN PUERTO RICO

     Because substantially all of the various types of loans originated by First BanCorp are originated in Puerto Rico, First BanCorp is exposed to a greater risk of delinquency and default on these loans resulting from adverse economic, political or business developments and natural hazard risks affecting Puerto Rico. If any such developments or risks adversely affect Puerto Rico, First BanCorp's profitability may decrease.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including information incorporated in this prospectus by reference, contains certain "forward-looking statements" concerning First BanCorp's operations, performance and financial condition, including its future economic performance, plans and objectives and the likelihood of success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond the control of First BanCorp. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions are meant to identify these forward-looking statements. Actual results may differ materially from those expressed or implied by these forward-looking statements.

                                USE OF PROCEEDS

     The net proceeds to First BanCorp after deducting expenses from the sale of shares of Series B Preferred Stock are estimated at approximately $50,686,250. If the underwriters' over-allotment option is exercised in full, the net proceeds are estimated at $57,950,000. First BanCorp intends to use the net proceeds for general corporate purposes, which may include:

     - making capital contributions and loans to its subsidiaries;

     - funding possible acquisitions of banking and other financial institutions;

     - funding possible passive portfolio equity and debt investments in other companies as permitted by applicable banking laws and regulations;

     - increasing working capital; and

     - carrying out repurchases of its common stock under a common stock repurchase program.


     First BanCorp does not at present have any plans to use the net proceeds of this offering for an acquisition.

                                 CAPITALIZATION

     The following table shows the unaudited indebtedness and capitalization of First BanCorp, on an actual basis and as adjusted to give effect to the issuance of the shares of Series B Preferred Stock offered by this prospectus. In addition to the indebtedness reflected below, First BanCorp had total deposits of $2.987 billion at June 30, 2000. The table also assumes that the underwriters do not exercise their over-allotment option. This table should be read together with First BanCorp's Consolidated Financial Statements and related notes incorporated by reference into this prospectus.


                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Short-term borrowings
  Advances from Federal Home Loan Bank of N.Y...............  $   43,500   $   43,500
  Federal Funds purchased and securities sold under
     agreements to repurchase...............................   1,726,122    1,726,122
  Other short term borrowings...............................      12,131       12,131
                                                              ----------   ----------
          Total short-term borrowings.......................  $1,781,753   $1,781,753
                                                              ==========   ==========
Long-term borrowings
  Notes payable.............................................  $   55,500   $   55,500
  Subordinated notes........................................      92,856       92,856
                                                              ----------   ----------
          Total long-term borrowings........................  $  148,356   $  148,356
                                                              ==========   ==========
Stockholders' equity
  Preferred stock, $1 par value, 50,000,000 shares
     authorized; 3,600,000 shares of Series A Preferred
     Stock outstanding (at $25 liquidation preference) and
     2,100,000 shares of Series B Preferred Stock, as
     adjusted (at $25 liquidation preference)...............  $   90,000   $  142,500
  Common stock, $1.00 par value, 250,000,000 shares
     authorized; issued 29,612,552 and outstanding
     26,889,452.............................................      29,613       29,613
  Treasury stock (2,723,100 shares at par)..................      (2,723)      (2,723)
  Additional paid-in capital................................      19,278       17,464
  Capital reserve...........................................      40,000       40,000
  Legal surplus.............................................     126,792      126,792
  Retained earnings.........................................      63,120      63, 120
  Accumulated other comprehensive income -- unrealized loss
     on securities available for sale net of tax............     (55,036)     (55,036)
                                                              ----------   ----------
          Total stockholders' equity........................  $  311,044   $  361,730
                                                              ==========   ==========


                            SELECTED FINANCIAL DATA

     The following table shows certain selected consolidated financial and operating data of First BanCorp on a historical basis as of and for the six-month periods ended June 30, 2000 and 1999, and for each of the five years in the period ended December 31, 1999. This information should be read together with First BanCorp's Consolidated Financial Statements and the related notes incorporated by reference in this prospectus. Financial information for the six-month periods ended June 30, 2000 and 1999, is derived from unaudited financial statements, which, in the opinion of management, include all adjustments necessary for a fair presentation of the results for those periods. These adjustments consist only of normal recurring accruals. Results for the six-month period ended June 30, 2000 are not necessarily indicative of results for a full year. First BanCorp has made certain reclassifications to data for years prior to 1999 to conform to 1999 classifications. Certain amounts shown on a per share basis were recalculated, when applicable, to retroactively consider the effect of common stock splits.

     Net income for the year ended December 31, 1996 reflects a one-time industry-wide deposit insurance assessment of the FDIC's Savings Association Insurance Fund of $9,115,000 before tax. Excluding this unusual item, net income for the year ended December 31, 1996 would have amounted to $44,348,791 or $1.44 per share.

     The return on average assets ratio is computed by dividing net income by average assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders' equity for the period. The average equity to average assets ratio is computed by dividing average assets for the period by average stockholders' equity. The return on average assets and average common equity ratios for the six-month periods ended June 30, 2000 and 1999, have been presented on an annualized basis. The efficiency ratio is computed by dividing the amount of other operating expenses by the sum of net interest income and other income, excluding the gain on sale of investments and trading, and excluding the gain on sale of a subsidiary that was sold in 1995. All ratios have been computed using daily averages and on a taxable equivalent basis.

                                             SIX MONTHS
                                           ENDED JUNE 30,                           YEAR ENDED DECEMBER 31,
                                       -----------------------   --------------------------------------------------------------
                                          2000         1999         1999         1998         1997         1996         1995
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
CONDENSED INCOME STATEMENTS:
Total interest income................  $  217,628   $  174,398   $  369,063   $  321,298   $  285,160   $  256,523   $  208,488
Total interest expense...............     120,970       83,460      183,330      155,130      130,429      113,027       96,838
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income..................      96,658       90,938      185,733      166,168      154,731      143,496      111,650
Provision for loan losses............      23,178       26,749       47,960       76,000       55,676       31,582       30,894
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income after provision
  for loan losses....................      73,480       64,189      137,773       90,168       99,055      111,914       80,756
Gain on sale of investments and
  trading............................       5,377        1,383        1,369       30,192       12,133        3,501       22,679
Other income -- excluding gains on
  sale of investments and trading....      17,855       14,311       31,493       28,048       27,733       26,113       25,589
Other operating expenses.............      56,269       47,898      101,272       91,798       83,268       82,498       65,628
Unusual item -- SAIF assessment......          --           --           --           --           --        9,115           --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before income tax provision...      40,443       31,985       69,363       56,610       55,653       49,915       63,396
Provision for income tax.............       7,615        2,450        7,288        4,798        8,125       12,281       14,295
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Net income...................  $   32,828   $   29,535   $   62,075   $   51,812   $   47,528   $   37,634   $   49,101
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
PER COMMON SHARE RESULTS DILUTED:
Net income per common share..........  $     1.08   $     0.97   $     1.98   $     1.74   $     1.58   $     1.22   $     1.58
Cash dividends declared..............  $     0.22   $     0.18   $     0.36   $     0.30   $     0.24   $     0.20   $     0.08
Average shares outstanding...........      27,315       29,201       28,941       29,586       30,036       30,794       30,592
Average shares diluted...............      27,502       29,476       29,199       29,858       30,204       30,952       31,118
BALANCE SHEET DATA:
Loans and loans held for sale (net of
  unearned interest).................  $3,063,953   $2,347,249   $2,745,368   $2,120,054   $1,959,301   $1,896,074   $1,556,606
Allowance for possible loan losses...      74,100       70,762       71,784       67,854       57,712       55,254       55,009
Investments..........................   2,033,651    1,781,087    1,811,164    1,800,489    1,276,900      830,980      785,747
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Total assets.................   5,280,614    4,272,543    4,721,568    4,017,352    3,327,436    2,822,147    2,432,816
Deposits.............................   2,987,292    2,212,299    2,565,422    1,775,045    1,594,635    1,703,926    1,518,367
Borrowings...........................   1,930,109    1,696,227    1,803,729    1,930,488    1,461,582      889,669      700,610
        Total capital................     311,044      318,304      294,902      270,368      236,379      191,142      171,202
Book value per common share, end of
  period.............................        8.22         7.84         7.30         9.17         7.93         6.32         5.51
REGULATORY CAPITAL RATIOS:
Total capital to risk weighted
  assets.............................       14.48%       19.75%       16.16%       17.39%       17.26%       15.25%       16.17%
Tier 1 capital to risk weighted
  assets.............................       10.37%       14.57%       11.64%       11.55%       11.07%        9.32%        9.93%
Tier 1 capital to average assets.....        6.58%        8.87%        7.47%        6.59%        7.44%        6.65%        6.82%
SELECTED FINANCIAL RATIOS:
Net income to average total assets...        1.34%        1.49%        1.49%        1.48%        1.63%        1.48%        2.22%
Interest rate spread.................        3.72%        4.54%        4.29%        4.76%        5.30%        5.46%        5.07%

                                             SIX MONTHS
                                           ENDED JUNE 30,                           YEAR ENDED DECEMBER 31,
                                       -----------------------   --------------------------------------------------------------
                                          2000         1999         1999         1998         1997         1996         1995
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Net interest income to average
  earning assets.....................        4.27%        5.08%        4.85%        5.27%        5.83%        6.03%        5.59%
Net yield on average earning
  assets.............................        9.29%        9.43%        9.29%        9.83%       10.45%       10.63%       10.12%
Net cost on average interest bearing
  liabilities........................        5.57%        4.89%        5.00%        5.07%        5.15%        5.17%        5.05%
Net income to average common
  equity.............................       29.91%       22.64%       24.68%       20.54%       22.30%       20.49%       33.19%
Average total equity to average total
  assets.............................        5.87%        7.14%        7.07%        7.22%        7.32%        7.23%        6.68%
Dividend payout ratio................       20.13%       18.43%       17.96%       17.12%       15.14%       16.32%        5.06%
Efficiency ratio.....................       48.89%       45.48%       46.62%       46.46%       45.45%       47.66%       47.71%

            SUMMARY OF CERTAIN TERMS OF THE SERIES B PREFERRED STOCK

     The following summary contains a description of the material terms of the Series B Preferred Stock. The summary is subject to and qualified in its entirety by reference to First BanCorp's Certificate of Incorporation and to the Certificate of Designation creating the Series B Preferred Stock (the "Certificate of Designation"), copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

DIVIDENDS

     If declared at the option of First BanCorp's board of directors, holders of record of the Series B Preferred Stock will be entitled to receive cash
dividends in the amount of $          per share each year, which is equivalent
to      % of the liquidation preference of $25.00 per share. First BanCorp is not required to declare or pay dividends on the Series B Preferred Stock, even if it has funds available for the payment of such dividends. Dividends may only be paid out of funds that are legally available for this purpose.

     Dividends on the Series B Preferred Stock will accrue from its date of original issuance and will be payable on the last day of each month in United
States dollars beginning on           , 2000. Payment of dividends will be made
to the holders of record of the Series B Preferred Stock as they appear on the books of First BanCorp on the fifteenth day of the month for which the dividends
are payable. In the case of the dividend payable on           , 2000, this
dividend will cover the period from the date of issuance of the Series B
Preferred Stock to           , 2000. If any date on which dividends are payable
is not a Business Day, then payment of the dividend will be made on the next Business Day without any interest or other payment in respect of the delay. If December 31 of any year is not a Business Day, then the dividend payable on such date will be made on the immediately preceding Business Day. A "Business Day" is a day other than a Saturday or Sunday or a general banking holiday in San Juan, Puerto Rico or New York, New York.

     Dividends on the Series B Preferred Stock will be noncumulative. If the board of directors does not declare a dividend for any monthly dividend period on the Series B Preferred Stock, then the holders of Series B Preferred Stock will not have a right to receive a dividend for that monthly dividend period, whether or not dividends on the Series B Preferred Stock are declared for any future monthly dividend period.

     Dividends for any monthly dividend period will be paid in equal
installments in the amount of $          per share. The aggregate payment made
to each holder will be rounded to the next lowest cent. The amount of dividends payable for any period shorter than a full monthly dividend period will be computed on the basis of the actual number of days elapsed in that period.

     Dividend payments will be mailed to the record holders of the Series B Preferred Stock at their addresses appearing on the register for the Series B Preferred Stock.

     The terms of the Series B Preferred Stock do not permit First BanCorp to declare, set apart or pay any dividend or make any other distribution of assets on, or redeem, purchase, set apart or otherwise acquire shares of common stock or of any other class of stock of First BanCorp ranking junior to the Series B Preferred Stock as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of First BanCorp, unless certain conditions are met. Those conditions are (1) all accrued and unpaid dividends on the Series B Preferred Stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date shall have been paid or are paid contemporaneously, (2) the full monthly dividend on the Series B Preferred Stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment, and
(3) First BanCorp has not defaulted in the payment of the redemption price of any shares of Series B Preferred Stock called for redemption. See "Redemption at the Option of First BanCorp." The above limitations do not apply to stock dividends or other distributions made in stock of First BanCorp ranking junior to the Series B Preferred Stock as to the payment of dividends and as to the distribution of assets. The above limitations also do not apply to conversions or exchanges for stock of First BanCorp ranking junior to the Series B Preferred Stock as to the payment of dividends and as to the distribution of assets.

     If First BanCorp is unable to pay in full the dividends on the Series B Preferred Stock and on any other shares of stock of equal rank as to the payment of dividends with the Series B Preferred Stock, all dividends declared upon the Series B Preferred Stock and any such other shares of stock will be declared pro rata. In this event, each share of Series B Preferred Stock and of the other classes of stock of equal rank will receive dividends in the same proportion as the $25.00 per share liquidation preference of the Series B Preferred Stock bears to the per share liquidation preference of the other classes of equally ranked stock.

     For a discussion of the tax treatment of distributions to stockholders see "Taxation," "Puerto Rico Taxation," and "United States Taxation," and for a discussion on certain potential regulatory limitations on First BanCorp's ability to pay dividends, see "Risk Factors -- Banking Regulations May Restrict First BanCorp's Ability to Pay Dividends."

NO CONVERSION OR EXCHANGE RIGHTS

     The Series B Preferred Stock will not be convertible into or exchangeable for any other securities of First BanCorp.

REDEMPTION AT THE OPTION OF FIRST BANCORP

     First BanCorp may not redeem the shares of the Series B Preferred Stock
prior to           , 2005. On and after that date, First BanCorp may redeem the
Series B Preferred Stock for cash, at its option, in whole or in part, at the redemption prices shown below plus accrued and unpaid dividends for the then current monthly dividend period to the redemption date. The redemption prices
for the twelve month periods beginning on                , 2005 are shown below.

YEAR
----
2005........................................................  $25.50
2006........................................................   25.25
2007 and thereafter.........................................   25.00

     In the event that First BanCorp elects to redeem less than all of the outstanding shares of the Series B Preferred Stock, the shares to be redeemed will be allocated pro rata or by lot as may be determined by the board of directors, or by any other method as the board of directors may consider fair. Any method chosen by First BanCorp will conform to any rule or regulation of any national or regional stock exchange or automated quotation system on which the shares of the Series B Preferred Stock may at the time be listed or eligible for quotation.

     First BanCorp will mail a notice of any proposed redemption to the holders of record of the shares of Series B Preferred Stock to be redeemed, at their address of record, not less than 30 nor more than 60 days prior to the redemption date. The notice of redemption to each holder of shares of Series B Preferred Stock will specify the number of shares of Series B Preferred Stock to be redeemed, the redemption date and the redemption price payable to the holder upon redemption, and shall state that from and after the redemption date dividends will cease to accrue. If First BanCorp redeems less than all the shares owned by a holder, the notice shall also specify the number of shares of Series B Preferred Stock of the holder which are to be redeemed and the numbers of the certificates representing such shares. Any notice mailed in accordance with these procedures shall be conclusively presumed to have been properly given, whether or not the stockholder receives this notice. The failure by First BanCorp to give this notice by mail, or any defect in the notice, to the holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series B Preferred Stock.

     If the redemption notice is properly mailed and First BanCorp pays the redemption price, from and after the redemption date, all dividends on the shares of Series B Preferred Stock called for redemption shall cease to accrue and all rights of the holders of the shares being redeemed as stockholders of First BanCorp shall cease on the redemption date. Holders will retain the right to receive the redemption price upon presentation of their stock certificates. If First BanCorp redeems less than all the shares represented by any certificate, a new certificate representing the unredeemed shares shall be issued without cost to the holder.

     At its option, First BanCorp may, on or prior to the redemption date, irrevocably deposit the entire amount payable upon redemption of the shares of the Series B Preferred Stock to be redeemed with a bank or trust company designated by First BanCorp having its principal office in New York, New York, San Juan, Puerto Rico, or any other city in which First BanCorp shall at that time maintain a transfer agent with respect to its capital stock, and having a combined capital and surplus of at least $50,000,000. The depositary will hold this amount in trust for payment to the holders of the shares of the Series B Preferred Stock to be redeemed. If the deposit is made and the funds deposited are immediately available to the holders of the shares of the Series B Preferred Stock to be redeemed, First BanCorp will no longer have any obligation to make payment of the amount payable upon redemption of the shares of the Series B Preferred Stock to be redeemed. Following the deposit, except as discussed in the next paragraph, holders of these shares shall look only to the depositary for payment.

     Any funds remaining unclaimed at the end of two years after the redemption date for which these funds were deposited shall be returned to First BanCorp. After the funds are returned to First BanCorp, the holders of shares called for redemption shall look only to First BanCorp for the payment of the redemption price. Any interest accrued on any funds deposited with the depositary will belong to First BanCorp and shall be paid to it on demand.

     After the redemption of any shares of the Series B Preferred Stock, the redeemed shares will have the status of authorized but unissued shares of preferred stock, without designation as to series, until these shares are once more designated as part of a particular series by the board of directors of First BanCorp.

  Certain Regulatory Considerations Affecting Redemptions


     Under current regulations, First BanCorp may not redeem the Series B Preferred Stock without the prior approval of the Federal Reserve Board. Ordinarily, the Federal Reserve Board will not permit a redemption unless (1) the shares are redeemed with the proceeds of a sale of common stock or perpetual preferred stock, or (2) the Federal Reserve Board determines that First BanCorp's condition and circumstances warrant the reduction of a source of permanent capital.


     Also, under Puerto Rico law, First BanCorp may not redeem any shares of its capital stock unless the assets remaining after the redemption are sufficient to pay any debts for which payment has not otherwise been provided.

LIQUIDATION PREFERENCE

     Upon any liquidation, dissolution, or winding up of First BanCorp, the record holders of shares of Series B Preferred Stock will be entitled to receive out of the assets of First BanCorp available for distribution to shareholders, before any distribution is made to holders of common stock or any other equity securities of First BanCorp ranking junior upon liquidation to the Series B Preferred Stock, the amount of $25.00 per share plus an amount equal to any accrued and unpaid dividends for the current monthly dividend period to the date of payment.

     If First BanCorp is liquidated or dissolved and the amounts payable with respect to the Series B Preferred Stock and any other shares of stock of equal rank upon liquidation are not paid in full, the holders of the Series B Preferred Stock and of the other shares will share ratably in any such distribution of assets in proportion to the full liquidation preferences to which each would otherwise be entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of shares of Series B Preferred Stock will not be entitled to any further participation in any distribution of assets of First BanCorp.

     A consolidation or merger of First BanCorp with any other corporation, or any sale, lease or conveyance of all or any part of the property or business of First BanCorp, shall not be deemed to be a liquidation, dissolution, or winding up of First BanCorp.

VOTING RIGHTS

     Holders of the Series B Preferred Stock will not be entitled to receive notice of or attend or vote at any meeting of stockholders of First BanCorp, except as described under this caption titled "Voting Rights."

     If First BanCorp does not declare and pay dividends in full on the Series B Preferred Stock for eighteen monthly dividend periods, whether consecutive or not, the holders of outstanding shares of the Series B Preferred Stock, together with the holders of any other shares of stock having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class, will be entitled to appoint two additional members of the board of directors of First BanCorp. They will also have the right to remove any member so appointed from office and appoint another person in place of such member. To make this appointment, the holders of a majority in liquidation preference of these shares must send written notice to First BanCorp of the appointment or pass a resolution adopted by a majority of holders at a separate general meeting of those holders called for this purpose.

     Not later than 30 days after the right of holders of Series B Preferred Stock to elect directors arises, if written notice by a majority of the holders has not been given as provided for in the preceding sentence, the board of directors of First BanCorp or an authorized board committee is required to call a separate general meeting for this purpose. If the board of directors fails to convene this meeting within the 30-day period, the holders of 10% of the outstanding shares of the Series B Preferred Stock and any such other stock will be entitled to convene the meeting.

     The provisions of the Certificate of Incorporation and By-laws of First BanCorp relating to the convening and conduct of general meetings of stockholders will apply to any separate general meeting of this type. Any member of the board of directors appointed as described above shall vacate office if First BanCorp resumes the payment of dividends in full on the Series B Preferred Stock and each other series of stock having similar voting rights for twelve consecutive monthly dividend periods, subject always to the revesting of the right of holders of the Series B Preferred Stock, together with the holders of any other shares of stock having the right to vote for the election of directors solely in the event of any failure to pay dividends, acting as a single class, to elect two directors as provided above in the event of any subsequent failure on the part of First BanCorp to pay dividends at the stated rate for eighteen monthly dividend periods, whether consecutive or not.

     The Certificate of Incorporation of First BanCorp requires a minimum of five members of the board of directors and a maximum of fifteen members and that the number of members must always be an odd number. The actual number of directors is established by a resolution adopted by the absolute majority of the members of First BanCorp's board of directors. As of the date of this prospectus, First BanCorp's board of directors consisted of eleven members.

     Any amendment, alteration or repeal of the terms of the Series B Preferred Stock contained in First BanCorp's Certificate of Incorporation, which includes the Certificate of Designation of the Series B Preferred Stock, which would materially and adversely affect the powers, preferences, or special rights of the Series B Preferred Stock will require the approval of holders of at least two thirds of the outstanding aggregate liquidation preference of the Series B Preferred Stock. This approval can by evidenced either by a consent in writing or by a resolution passed at a meeting of the holders of the Series B Preferred Stock. The authorization or issuance of any shares of First BanCorp ranking senior to the Series B Preferred Stock as to dividend rights or rights on liquidation or similar events, will be considered a change requiring the consent of the Series B Preferred Stock. Conversely, the authorization or issuance of shares ranking, as to dividend rights or rights on liquidation or similar events, on a parity or junior to the Series B Preferred Stock, will not be considered a change requiring the consent of the holders of the Series B Preferred Stock. The approval of the holders is not required if at or prior to the act with respect to such vote would otherwise be required all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     No vote of the holders of the Series B Preferred Stock will be required for First BanCorp to redeem or purchase and cancel the Series B Preferred Stock in accordance with the Certificate of Incorporation of First BanCorp or the Certificate of Designation for the Series B Preferred Stock.

     First BanCorp will cause a notice of any meeting at which holders of the Series B Preferred Stock are entitled to vote to be mailed to each record holder of the Series B Preferred Stock. Each notice will contain (1) the date of the meeting, (2) a description of any resolution to be proposed for adoption at the meeting, and (3) instructions for deliveries of proxies.

  Certain Regulatory Issues Related to Voting Rights

     Under regulations adopted by the Federal Reserve Board, if the holders of shares of Series B Preferred Stock become entitled to vote for the election of directors as described above, the Series B Preferred Stock could be deemed a "class of voting securities." In this instance, a holder, other than a natural person, of 25% or more of the Series B Preferred Stock could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder, other than a natural person, of 5% that otherwise exercises a "controlling influence" over First BanCorp could also be subject to regulation under the Bank Holding Company Act. In addition, at any time the Series B Preferred Stock is deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding shares of Series B Preferred Stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such series.

     Section 12 of the Puerto Rico Banking Law requires that the Commissioner of Financial Institutions of Puerto Rico approve any change of control involving a bank organized under the Banking Law. The Banking Law requires that the Commissioner be informed not less than 60 days prior to any transfer of voting stock of a Puerto Rico bank that results in any person owning, directly or indirectly, more than 5% of the outstanding voting stock of the bank. For the purposes of Section 12 of the Banking Law, the term "control" means the power to, directly or indirectly, direct or influence decisively the administration or the norms of the bank. The Commissioner has made an administrative determination that these provisions of the Banking Law are applicable to a change in control of First BanCorp.

     Pursuant to the Banking Law, if the Commissioner receives notice of a proposed transaction that may result in a change of control of First BanCorp, the Commissioner is required to investigate and determine whether a change of control has occurred. The Commissioner will issue an authorization for the transfer of control of First BanCorp if the results of its investigations are in its judgment satisfactory. The decision of the Commissioner is final and unreviewable.

RANK

     The Series B Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank:

     - senior to all classes of common stock of First BanCorp, and to all other equity securities issued by First BanCorp the terms of which specifically provide that those equity securities will rank junior to the Series B Preferred Stock;


     - on a parity with First BanCorp's outstanding 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A, and with all other equity securities issued by First BanCorp the terms of which specifically provide that those equity securities will rank equal to the Series B Preferred Stock; and


     - junior to all equity securities issued by First BanCorp the terms of which specifically provide that those equity securities will rank senior to the Series B Preferred Stock.

     For this purpose, the term "equity securities" does not include debt securities convertible into or exchangeable for equity securities.

     First BanCorp may not issue shares ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the Series B Preferred Stock, except with the consent of the holders of at least two-thirds of the outstanding aggregate liquidation preference of the Series B Preferred Stock. See "Voting Rights" above.

TRANSFER AGENT; DIVIDEND DISBURSING AGENT; REGISTRAR

     The Bank of New York will initially act as the transfer agent, dividend disbursing agent and registrar for the Series B Preferred Stock. Holders of the Series B Preferred Stock may contact The Bank of New York, at the following address: The Bank of New York, 101 Barclay Street 22 W, New York, New York, telephone number (212) 495-1784.

     The transfer of a share of Series B Preferred Stock may be registered upon the surrender of the certificate evidencing the share of Series B Preferred Stock to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the office of the transfer agent and registrar.

     Registration of transfers of shares of Series B Preferred Stock will be effected without charge by or on behalf of First BanCorp, but upon payment of any tax or other governmental charges which may be imposed in relation to it or the giving of an indemnity as the transfer agent and registrar may require.

     First BanCorp will not be required to register the transfer of a share of Series B Preferred Stock after the share has been called for redemption.

REPLACEMENT OF LOST CERTIFICATES

     If any certificate for a share of Series B Preferred Stock is mutilated or alleged to have been lost, stolen or destroyed, the holder may request a new certificate representing the same share. First BanCorp will issue a new certificate subject to delivery of the old certificate or, if alleged to have been lost, stolen or destroyed, compliance with the conditions as to evidence of ownership, indemnity and the payment of out-of-pocket expenses of First BanCorp as First BanCorp may determine.

NO PREFERENTIAL RIGHTS TO PURCHASE ADDITIONAL SECURITIES

     Holders of the Series B Preferred Stock will have no preemptive or preferential rights to purchase or subscribe for any securities of First BanCorp.

NO REPURCHASE AT THE OPTION OF THE HOLDERS

     Holders of the Series B Preferred Stock will have no right to require First BanCorp to redeem or repurchase any shares of Series B Preferred Stock.

NO MANDATORY REDEMPTION OR SINKING FUNDING OBLIGATION

     The shares of Series B Preferred Stock are not subject to any mandatory redemption, sinking fund or similar obligation.

PURCHASE OF SHARES BY FIRST BANCORP

     First BanCorp may, at its option, purchase shares of the Series B Preferred Stock from holders thereof from time to time, by tender, in privately negotiated transactions or otherwise.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL

     First BanCorp is authorized to issue 250,000,000 shares of common stock, $1.00 par value, and 50,000,000 shares of preferred stock, $1.00 par value. The following is a summary of certain rights and privileges of the common stock and preferred stock. Statements in this summary are qualified in their entirety by reference to First BanCorp's Certificate of Incorporation and to the General Corporation Law of Puerto Rico.

COMMON STOCK

     As of June 30, 2000, there were 26,889,452 issued and outstanding shares of common stock of First BanCorp. As of that date, a total of 3,124,518 of First BanCorp's authorized but unissued shares of common stock were reserved for issuance in connection with FirstBank's 1997 Stock Option Plan. The common stock is listed on the New York Stock Exchange under the symbol "FBP." The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. There are no cumulative voting rights for the election of directors.

     In the event of the liquidation, dissolution or distribution of assets of First BanCorp, the holders of common stock are entitled to share ratably in the assets legally available for distribution to common stockholders. The common stock has no redemption, conversion or sinking fund privileges.

     Subject to any dividend preferences which may be established with respect to any series of preferred stock, the holders of common stock are entitled to receive, pro rata, dividends when and as declared by the board of directors out of funds legally available for the payment of dividends.

     Holders of common stock do not have preemptive rights to subscribe for or purchase additional securities of First BanCorp. The Bank of New York is the transfer agent and registrar for the common stock.

PREFERRED STOCK

     First BanCorp's Certificate of Incorporation authorizes the board of directors to approve the issuance of shares of preferred stock with such designations and preferences as the board of directors may from time to time determine. The board of directors is authorized, generally without stockholder approval, to fix the designation, voting powers, preferences, limitations or restrictions, and relative rights of any series of First BanCorp's preferred stock at the time of issuance.

     As of the date of this prospectus, First BanCorp's 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (the "Series A Preferred Stock") described below is the only series of outstanding preferred stock designated by First BanCorp.

SERIES A PREFERRED STOCK

     Dividend Rights and Limitations. The holders of shares of Series A Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the Board of Directors, at the annual rate of 7.125% of the $25 liquidation preference payable monthly. The holders of the Series A Preferred Stock are entitled to receive such dividends prior to any payment of dividends or distribution of assets to holders of common stock and to any other class of capital stock ranking junior to the Series A Preferred Stock as to the payment of dividends.

     Liquidation Rights. Upon the liquidation, dissolution or winding up of First BanCorp, whether voluntary or involuntary, the holders of the Series A Preferred Stock are entitled to receive out of the assets of First BanCorp an amount in cash equal to $25 per share plus accrued and unpaid dividends thereon for the current monthly dividend period to the date of distribution. This distribution must be made before any payment may be made to the holders of common stock or any other securities of First BanCorp ranking junior to the Series B Preferred Stock as to the distribution of assets upon liquidation. No distribution of this type or payment on account of liquidation, dissolution or winding up of First BanCorp may be made to the holders of the shares of any class or series of stock ranking on a parity with the Series A Preferred Stock as to the distribution of assets upon liquidation, unless the holders of the Series A Preferred Stock receive like amounts ratably in accordance with the full distributive amounts which they and the holders of parity stock are respectively entitled to receive upon this preferential distribution.

     After the payment to the holders of those Series A Preferred Stock of the full preferential amounts provided for above, the holders of the Series A Preferred Stock will have no right or claim to any of the remaining assets of First BanCorp.

     Conversion Rights. The shares of Series A Preferred Stock are not convertible into or exchangeable for any other securities of First BanCorp.

     Redemption. This Series A Preferred Stock is subject to redemption in whole or in part, at the option of First BanCorp with the consent of the Federal Reserve Board on or after April 30, 2004 and on or prior to April 19, 2005, at a price of $25.50 per share and after the period at redemption prices declining to a price of $25 per share on or after April 30, 2006. There is no mandatory redemption or sinking fund obligation with respect to the Series A Preferred Stock.

     Voting Rights. The holders of shares of the Series A Preferred Stock are not entitled to any voting rights except (1) if First BanCorp does not pay dividends in full on the Series A Preferred Stock for 18 monthly dividends periods (whether consecutive or not), (2) as required by law or (3) in connection with any changes of the terms or rights of the Series A Preferred Stock.

RESTRICTIONS OF ACQUISITION OF FIRST BANCORP

     Certain provisions of First BanCorp's Certificate of Incorporation and By-Laws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire First BanCorp. The following discussion is a general summary of those provisions of First BanCorp's Certificate of Incorporation and By-Laws which might be deemed to have a potential "anti-takeover" effect. Reference should be made in each case to First BanCorp's Certificate of Incorporation and By-Laws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

     Classified Board of Directors. First BanCorp's Certificate of Incorporation contains provisions relating to the board of directors and provides, among other things, that the board of directors shall be divided into three classes as nearly equal in number as possible with the term of office of each class expiring each year. Said provision will provide a greater likelihood of continuity, knowledge and experience on the board of directors because at any one time, one third of the board of directors would be in its second year of service and one third of the board of directors would be in its third year of service. In addition, said provision would cause any person who may be attempting to take over First BanCorp to have to deal with the current board of directors because such person, even if it owns a majority of the shares, would be unable to change the majority of the board of directors in any one annual meeting of shareholders.

     Vacancies on the Board of Directors. First BanCorp's Certificate of Incorporation provides that any vacancy occurring in the board of directors, including an increase in the number of authorized directors, may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the board of directors, and a director elected to fill a vacancy shall serve for the remainder of the term to which the director has been elected and until such director's successor shall have been elected and qualified.

     Removal of Directors. Both the Certificate of Incorporation and By-Laws of First BanCorp provide that at a meeting of stockholders called expressly for the removal of directors, any director may be removed for cause by a vote of 75% of the shares then entitled to vote at an election of directors. Notwithstanding the above, directors may be removed if required by regulatory authorities or by law.

     Approval of Business Combinations. The Certificate of Incorporation of First BanCorp requires in cases of certain business combinations, such as mergers, consolidations, reclassifications of securities and sale or other transfer of all or substantially all of the assets of First BanCorp, that such transactions must be approved by the affirmative vote of holders of not less than 75% of the total number of outstanding shares of First BanCorp, subject to certain limited exceptions described in Article Tenth of the Certificate of Incorporation of First BanCorp.

     Amendment of Certificate of Incorporation. Amendments to First BanCorp's Certificate of Incorporation require the approval of not less than a majority of the total number of outstanding shares of capital stock of First BanCorp and, if such amendment concerns the article of the Certificate of Incorporation which governs the removal of directors and the approval of certain business combinations, the approval of not less than 75% of the total number of outstanding shares of capital stock of First BanCorp.

     Special Meetings of Stockholders. First BanCorp's By-Laws provide that special meetings of stockholders, for any purpose or purposes, may be called by the President or by the board of directors.

                                    TAXATION

GENERAL

     In the opinion of Fiddler Gonzalez & Rodriguez, LLP, counsel to First BanCorp, the following discussion summarizes the material Puerto Rico and United States tax considerations relating to the purchase, ownership, sale, exchange and redemption of Series B Preferred Stock.

     This discussion does not intend to describe all of the tax considerations that may be relevant to a particular investor in light of that person's particular circumstances and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

     This discussion is based on the tax laws of Puerto Rico and the United States as in effect on the date of this prospectus, and regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE APPLICATION TO YOUR PARTICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX.

                              PUERTO RICO TAXATION

     The following discussion does not intend to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of Series B Preferred Stock in light of the purchaser's particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, special partnerships, Subchapter N corporations, registered investment companies, and certain pension trusts.

     For purposes of the discussion below, the term "Puerto Rico corporation" is used to refer to a corporation organized under the laws of Puerto Rico and the term "foreign corporation" is used to refer to a corporation organized under the laws of a jurisdiction other than Puerto Rico.

OWNERSHIP AND DISPOSITION OF SERIES B PREFERRED STOCK

  Taxation of Dividends

     General. Distributions of cash or other property made by First BanCorp on the Series B Preferred Stock will be treated as dividends to the extent that First BanCorp has current or accumulated earnings and profits. To the extent that a distribution exceeds First BanCorp's current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted tax basis of the Series B Preferred Stock in the hands of the holder. The excess of any distribution of this type over the adjusted tax basis will be treated as gain on the sale or exchange of the Series B Preferred Stock and will be subject to income tax as described below.

     The following discussion regarding the income taxation of dividends on Series B Preferred Stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend paid by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation has derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration of the dividend or for such part of such period as the corporation has been in existence. First BanCorp has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1998.

     Individual Residents of Puerto Rico and Puerto Rico Corporations. In general, individuals who are residents of Puerto Rico will be subject to a special 10% income tax (the "10% Special Tax") on dividends paid on the Series B Preferred Stock. This tax is generally required to be withheld by First BanCorp. An individual may elect for this withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%.

     Puerto Rico corporations will be subject to income tax on dividends paid on the Series B Preferred Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid on the Series B Preferred Stock. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation's net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction.

     As a practical matter, dividends on the Series B Preferred Stock held in street name through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a separate 10% withholding tax imposed on foreign corporations. See "-- Foreign Corporations." Accordingly, individuals resident of Puerto Rico who desire to file an election out of the applicable 10% Special Tax and applicable withholding tax should have their shares of Series B Preferred Stock issued and registered in their own names. Similarly, Puerto Rico corporations that own shares of Series B Preferred Stock and wish to avoid the withholding imposed on foreign corporations should have their shares issued and registered in their own names in order to ensure that no withholding is made on dividends.

     United States Citizens Not Residents of Puerto Rico. Dividends paid on the Series B Preferred Stock to a United States citizen who is not a resident of Puerto Rico will be subject to the 10% Special Tax which will be withheld by First BanCorp. These individuals may elect for the withholding not to apply, and in that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%. Notwithstanding this election, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with First BanCorp a withholding exemption certificate to the effect that the individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. Withholding exemption certificates will only be accepted by First BanCorp or its agent from individuals who have the shares of Series B Preferred Stock registered in their names. Individuals who hold shares of Series B Preferred Stock in street name will not be eligible to file with First BanCorp or its agent withholding exemption certificates.

     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. Dividends paid on the Series B Preferred Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by First BanCorp.

     Foreign Corporations. The income taxation of dividends paid on the Series B Preferred Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

     A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on their net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the Series B Preferred Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

     In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the Series B Preferred Stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

     A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Series B Preferred Stock.

     Partnerships. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to corporations is equally applicable in the case of most partnerships.

  Taxation of Gains upon Sales or Exchanges Other Than Redemptions

     General. The sale or exchange of Series B Preferred Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Series B Preferred Stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the Series B Preferred Stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder's holding period of the Series B Preferred Stock exceeds six months.

     Individual Residents of Puerto Rico and Puerto Rico Corporations. Gain on the sale or exchange of Series B Preferred Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%.

     If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 25%.

     United States Citizens Not Residents of Puerto Rico. A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of Series B Preferred Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of Series B Preferred Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Series B Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series B Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 20% of the payments received will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 20%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

     Individuals Not Citizens of the United States and Not Residents of Puerto Rico. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under "-- United States Citizens Not Residents of Puerto Rico." However, if the gain resulting from the sale or exchange of Series B Preferred Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder's Puerto Rico income tax liability.

     Foreign Corporations. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of Series B Preferred Stock if the gain is (1) from sources within Puerto Rico or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 25% if it qualifies as a long-term capital gain.

     In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of Series B Preferred Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

     A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Series B Preferred Stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of Series B Preferred Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the Series B Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series B Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the shareholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

     Partnerships. Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to corporations is equally applicable to most partnerships.

  Taxation of Redemptions

     A redemption of shares of the Series B Preferred Stock for cash will be treated as a distribution taxable as a dividend to the extent of First BanCorp's current or accumulated earnings and profits if the redemption is essentially equivalent to a dividend. Under regulations issued by the Department of the Treasury of Puerto Rico (1) a redemption of stock that completely terminates a shareholder's interest in a corporation does not constitute a dividend, and (2) certain pro rata redemptions among all the shareholders will be treated as a dividend. In situations not described by these regulations, the Department of the Treasury of Puerto Rico will generally follow principles applied by United States courts and the United States Internal Revenue Service under the United States Internal Revenue Code of 1986, as amended to date (the "Code"), in determining whether a distribution is essentially equivalent to a dividend. The Department of the Treasury of Puerto Rico, however, is not bound by such principles and is free to adopt a different rule.

     If the redemption of the Series B Preferred Stock is not treated as a dividend, it will generally generate gain or loss that will be measured as provided above under "-- Taxation of Gains upon Sales or Exchanges Other Than Redemptions" for a sale or exchange of Series B Preferred Stock. Gain on the redemption of Series B Preferred Stock will generally be recognized and will be subject to income tax. If the stockholder of the Series B Preferred Stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for the alternative tax rate of 25%.

     If the stockholder of the Series B Preferred Stock is an individual who is not a resident of Puerto Rico or a foreign corporation or foreign partnership, any gain realized by the holder on the redemption of the Series B Preferred Stock that is not taxable as a dividend may be subject to Puerto Rico income tax if the gain constitutes income from sources within Puerto Rico or is effectively connected with a trade or business conducted by the holder in Puerto Rico. The Puerto Rico income tax law does not provide clear rules in this area. As a result thereof, these prospective shareholders should be aware that gain realized from a redemption of the Series B Preferred Stock may be treated as income from sources within Puerto Rico or effectively connected income and subject to income tax accordingly.

ESTATE AND GIFT TAXATION

     The transfer of Series B Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the Series B Preferred Stock by death or gift.

MUNICIPAL LICENSE TAXATION

     Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the Series B Preferred Stock or on any gain realized on the sale, exchange or redemption of the Series B Preferred Stock.

     A corporation or partnership, Puerto Rico or foreign, that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the Series B Preferred Stock and on the gain realized on the sale, exchange or redemption of the Series B Preferred Stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

PROPERTY TAXATION

     The Series B Preferred Stock will not be subject to property tax.

                             UNITED STATES TAXATION

     The following discussion is limited to the United States federal tax consequences of the ownership and disposition of the Series B Preferred Stock by U.S. Holders, as defined below, and corporations organized under the laws of Puerto Rico ("PR Corporations"). This discussion is based on the Code, existing and proposed regulations of the U.S. Department of the Treasury promulgated thereunder, administrative pronouncements and judicial decisions, all of which are subject to change, even with retroactive effect. This discussion deals only with Series B Preferred Stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of that person's particular circumstances or to purchasers subject to special rules, such as entities that are taxed under the Code as partnerships, Subchapter S corporations, life insurance companies, tax exempt entities, dealers in securities, financial institutions, or to persons whose functional currency is not the U.S. dollar.

     As used herein, the term "U.S. Holder" means a beneficial owner of Series B Preferred Stock that does not own directly, constructively or by attribution, 10% or more of the voting stock of the First BanCorp and is, for United States federal income tax purposes:

     - a citizen or resident of the United States,

     - a corporation organized under the laws of a state of the United States,

     - a corporation organized under the laws of the United States or of any political subdivision thereof,

     - an estate the income of which is subject to United States federal income taxation regardless of its source, or

     - a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons (as such term is defined in the Code) have authority to control all substantial decisions of the trust.

     The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term "Puerto Rico U.S. Holder" means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year.

OWNERSHIP AND DISPOSITION OF SERIES B PREFERRED STOCK

  Taxation of Dividends

     General. Dividends on the Series B Preferred Stock will constitute gross income from sources outside the United States if less than 25% of the gross income from all sources of First BanCorp for the three-year period ending with the close of the taxable year preceding the deduction of such dividends (or for such part of such period as First BanCorp has been in existence) was effectively connected with a trade or business within the United States. Since its incorporation in 1998, less than

25% of First BanCorp's gross income has been effectively connected in the conduct of a trade or business in the United States, and First BanCorp expects to satisfy such gross income test on an ongoing basis. Accordingly, dividends on the Series B Preferred Stock distributed by First BanCorp will constitute gross income from sources outside the United States so long as First BanCorp continues to meet such gross income test.

     U.S. Holders other than Puerto Rico U.S. Holders. Subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions made with respect to the Series B Preferred Stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income to the extent the distributions are paid out of current or accumulated earnings and profits of First BanCorp as determined for United States federal income tax purposes. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by First BanCorp exceeds its current and accumulated earnings and profits as determined under United States federal income tax principles, the excess will be treated first as a tax-free return of the U.S. Holder's tax basis in the Series B Preferred Stock and thereafter as capital gain.

     Subject to certain conditions and limitations contained in the Code, the Puerto Rico income tax imposed on dividends distributed by First BanCorp in accordance with Puerto Rico law will be eligible for a deduction or a credit against the U.S. Holder's United States federal income tax liability. See "Puerto Rico Taxation -- Ownership and Disposition of Series B Preferred
Stock -- Taxation of Dividends" above. For purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by First BanCorp will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), foreign source "financial services income."

     Puerto Rico U.S. Holders. In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, distributions of dividends made by First BanCorp on the Series B Preferred Stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico, will not be includable in the stockholder's gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income.

     PR Corporations. In general, distributions of dividends made by First BanCorp on the Series B Preferred Stock to a PR Corporation will not, in the hands of the PR Corporation, be subject to United States income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies."

  Taxation of Capital Gains.

     U.S. Holders other than Puerto Rico U.S. Holders. A U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize gain or loss on the sale or other disposition of Series B Preferred Stock, including redemptions treated as sales or exchanges of the Series B Preferred Stock under Section 302 of the Code, in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Series B Preferred Stock and the amount realized on the sale or other disposition. Subject to the discussion under "-- Passive Foreign Investment Company Rules" below, the gain or loss will be a capital gain or loss. U.S. Holders should consult their own tax advisors concerning the treatment of capital gains and losses. Redemptions of the Series B Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends.

     Gain recognized by a U.S. Holder on the sale or other disposition of Series B Preferred Stock generally will be treated as United States source income.

     Puerto Rico U.S. Holders. In general, and subject to the discussion under "-- Passive Foreign Investment Company Rules" below, gain from the sale or exchange of the Series B Preferred Stock, including redemptions treated as sales or exchanges of the Series B Preferred Stock under Section 302 of the Code, by a Puerto Rico U.S. Holder that is a nonresident under Section 865(a)(2) of the Code (1) will constitute income from sources within Puerto Rico, (2) will not be includable in the stockholder's gross income and (3) will be exempt from United States federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income. Redemptions of the Series B Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends.

     PR Corporations. In general, any gain derived by a PR Corporation from the sale or exchange of the Series B Preferred Stock will not, in the hands of the PR Corporation, be subject to United States income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for PR Corporations that are "Controlled Foreign Corporations," "Personal Holding Companies," "Foreign Personal Holding Companies," or "Passive Foreign Investment Companies." Redemptions of the Series B Preferred Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends.

     Backup Withholding. Certain noncorporate U.S. Holders may be subject to backup withholding at the rate of 31% on dividends paid or the proceeds of a sale, exchange or redemption of Series B Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

     The Code provides special rules for distributions received by U.S. Holders on stock of a Passive Foreign Investment Company ("PFIC") as well as amounts received from the sale or other disposition of PFIC stock. For purposes of these rules pledges are considered dispositions.

     Based upon certain proposed Treasury Regulations under the PFIC provisions of the Code (the "Proposed Regulations"), First BanCorp believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to First BanCorp's expectation, the Series B Preferred Stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules, regardless of whether First BanCorp remains a PFIC, with respect to (1) any "excess distribution" by First BanCorp to the U.S. Holder and (2) any gain realized on the sale, pledge or other disposition of Series B Preferred Stock. An "excess distribution" is, generally, any distributions received by the U.S. Holder on the Series B Preferred Stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the Series B Preferred Stock if shorter.

     Under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Series B Preferred Stock,
(2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which First BanCorp is a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

     As an alternative to these rules, if First BanCorp were a PFIC and effective for taxable years of U.S. Holders beginning after December 31, 1997, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their Series B Preferred Stock, provided that the Series B Preferred Stock will constitute "marketable stock" for purposes of these rules.

     In general, the Proposed Regulations provide that Puerto Rico U.S. Holders would be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the Series B Preferred Stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain cases, a portion thereof.

     Under current law, if First BanCorp is a PFIC in any year, a U.S. Holder who beneficially owns Series B Preferred Stock during that year must make an annual return on IRS Form 8621 that describes any distributions received from First BanCorp and any gain realized on the disposition of Series B Preferred Stock.

ESTATE AND GIFT TAXATION

     The transfer of Series B Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to U.S. federal estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for U.S. federal estate and gift tax purposes of the transfer of the Series B Preferred Stock by death or gift.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), First BanCorp has agreed to sell to each of the underwriters named below, and each of the underwriters severally has agreed to purchase from First BanCorp, the aggregate number of shares of Series B Preferred Stock set forth opposite its name below.


                                                              NUMBERS OF
UNDERWRITERS                                                  SHARES(1)
------------                                                  ----------
PaineWebber Incorporated of Puerto Rico.....................
Doral Securities, Inc. .....................................
Popular Securities, Inc. ...................................
Prudential Securities Incorporated .........................
Santander Securities Corporation of Puerto Rico.............
                                                              ---------
                                                              2,100,000
                                                              =========


---------------

(1) Assumes no exercise of the underwriters' over-allotment option.

     Under the terms and conditions of the Underwriting Agreement, First BanCorp is obligated to sell, and the underwriters are obligated to purchase, all of the shares of Series B Preferred Stock shown in the table above, if any of the shares of Series B Preferred Stock are purchased.

     The underwriters propose to offer the shares of Series B Preferred Stock to the public initially at the public offering price set forth on the cover page of this prospectus and to certain selected dealers at the public offering price
less a concession not to exceed $          per share. After the offering to the
public, the public offering price and the concession to selected dealers may be changed by the underwriters.

     First BanCorp has granted the underwriters an option exercisable for 30 days from the date of this prospectus, to purchase up to 300,000 additional shares of Series B Preferred Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts, as shown on the cover page of this prospectus. If the underwriters exercise this option, then each of the underwriters will have a firm commitment, subject to certain conditions contained in the Underwriting Agreement, to purchase a number of option shares proportionate to the underwriter's initial commitment as indicated in the table above. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of Series B Preferred Stock offered hereby.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by First BanCorp as well as the proceeds received by First BanCorp from the offering, before deducting expenses. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 300,000 shares.

                                                                                          TOTAL,
                                                                                         ASSUMING
                                                                                     FULL EXERCISE OF
                                                                                      OVER-ALLOTMENT
                                                           PER SHARE      TOTAL           OPTION
                                                           ---------   -----------   ----------------
Public Offering Price....................................  $  25.00    $52,500,000     $60,000,000
Underwriting Discount....................................    0.7875      1,653,750       1,890,000
Proceeds to First BanCorp................................   24.2125     50,846,250      58,110,000

     Until the distribution of the Series B Preferred Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase the Series B Preferred Stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the Series B Preferred Stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series B Preferred Stock.

     If the underwriters create a short position in the Series B Preferred Stock in connection with the offering, i.e., if the underwriters sell more shares of Series B Preferred Stock than are set forth on the cover page of this prospectus, they may reduce that short position by purchasing shares of Series B Preferred Stock in the open market. The underwriters may also elect to reduce any short position by purchasing all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases.

     First BanCorp estimates that the total expenses of this offering, excluding underwriting discounts and commissions, will be $160,000.

     In connection with this offering, First BanCorp has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

     First BanCorp has applied to have the Series B Preferred Stock listed for trading on the New York Stock Exchange under the symbol "FBPPrB". Trading of the Series B Preferred Stock is expected to commence not later than 30 days after initial delivery of the Series B Preferred Stock. First BanCorp has been advised by the underwriters that they intend to make a market for the Series B Preferred Stock prior to the commencement of trading. The underwriters will have no obligation to make a market in the Series B Preferred Stock, however, and may cease market making activities, if commenced, at any time.


     Several of the underwriters have from time to time been customers of, engaged in transactions with, or performed services for, First BanCorp and its subsidiaries in the ordinary course of business. The underwriters may continue to do so in the future. In addition, PaineWebber Incorporated of Puerto Rico and its parent company PaineWebber Inc. have entered into an agreement with FirstBank pursuant to which PaineWebber Incorporated of Puerto Rico and PaineWebber Inc. are leasing certain space at eleven branches of FirstBank in Puerto Rico for the purpose of offering and selling securities and other investment products. The agreement contemplates the payment by PaineWebber Incorporated of Puerto Rico and PaineWebber Inc. to FirstBank of a monthly rental payment principally based on a percentage of the commissions earned by them from the sale of the securities and investment products at FirstBank's eleven branches. FirstBank, PaineWebber Incorporated of Puerto Rico and PaineWebber Inc. have agreed that any commissions earned by PaineWebber Incorporated of Puerto Rico or PaineWebber Inc. in connection with the sale of shares of Series B Preferred Stock will be excluded for purposes of calculating the payments that are due to FirstBank under the agreement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows First BanCorp to "incorporate by reference" the information it files with them, which means First BanCorp can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that First BanCorp files with the SEC automatically updates and supersedes previously filed information. First BanCorp has previously filed the following documents with the SEC and is incorporating them by reference into this prospectus:

     - Annual Report on Form 10-K for the year ended December 31, 1999;


     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;



     - Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;



     - Current Report on Form 8-K dated September 25, 2000.


     First BanCorp also incorporates by reference all documents filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until all the shares being offered by this prospectus are sold.

     First BanCorp will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into such documents. Requests for copies should be directed to First BanCorp, Attention: Antonio R. Escriba-Oliver, Secretary, 1519 Ponce de Leon Avenue, San Juan, Puerto Rico, 00908; telephone number:
(787)729-8200.

                      WHERE YOU CAN FIND MORE INFORMATION

     First BanCorp files annual, quarterly and current reports, proxy statements and other information with the SEC. First BanCorp has also filed with the SEC a Registration Statement on Form S-3, to register the Series B Preferred Stock being offered in this prospectus. This prospectus, which forms part of the Registration Statement, does not contain all of the information included in the Registration Statement. For further information about First BanCorp and the shares of Series B Preferred Stock offered in this prospectus, you should refer to the Registration Statement and its exhibits.

     You may read and copy any document filed by First BanCorp with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. First BanCorp files its SEC materials electronically with the SEC, so you can also review First BanCorp's filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You can also obtain more information about First BanCorp by visiting our web site at http://www.1bankpr.com.

                                 LEGAL MATTERS


     The validity of the shares of Series B Preferred Stock offered hereby will be passed upon for First BanCorp by Fiddler Gonzalez & Rodriguez, LLP, San Juan, Puerto Rico. As of September 22,

2000, attorneys working at Fiddler Gonzalez & Rodriguez, LLP owned, in the aggregate, approximately 10,500 shares of common stock of First BanCorp and approximately 4,000 shares of Series A Preferred Stock of First BanCorp. In addition, the husband of an attorney at Fiddler, Gonzalez & Rodriguez, LLP, who is an Executive Vice President of First BanCorp, has exercisable options to acquire a total of 64,000 shares of common stock of First BanCorp. Certain legal matters will be passed upon for the underwriters by Axtmayer Carlo Benitez & Quinones, P.S.C., San Juan, Puerto Rico.


                                    EXPERTS

     The consolidated financial statements of First BanCorp as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, incorporated by reference into this prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,100,000 SHARES

                              (FIRST BANCORP LOGO)

                                % NONCUMULATIVE
                            PERPETUAL MONTHLY INCOME
                           PREFERRED STOCK, SERIES B

                         PRICE TO PUBLIC: $25 PER SHARE

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                            PAINEWEBBER INCORPORATED
                                 OF PUERTO RICO

                            ------------------------


                                DORAL SECURITIES



                               POPULAR SECURITIES



                             PRUDENTIAL SECURITIES



                              SANTANDER SECURITIES


                                            , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than commissions and fees of the underwriters. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

ITEM                                                           AMOUNT
----                                                          --------
Securities and Exchange Commission registration fee.........  $ 15,840
NASD filing fee.............................................     6,500
Printing and engraving expenses.............................    20,000
New York Stock Exchange listing fee.........................    32,460
Accounting fees and expenses................................    30,000
Legal fees and expenses.....................................    40,000
Miscellaneous expenses......................................    15,200
                                                              --------
          Total.............................................  $160,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (a) Article 4.09 of the Puerto Rico General Corporation Law authorizes Puerto Rico corporations to indemnify their officers and directors against liabilities arising out of pending or threatened actions, suits or proceedings to which they are or may be made parties by reason of being directors or officers. Such rights of indemnification are not exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of stockholders or otherwise. The Certificate of Incorporation provides that First BanCorp shall indemnify its directors, officers and employees to the fullest extent permitted by law. First BanCorp also maintains directors' and officers' liability insurance on behalf of its directors and officers.

     (b) Article Ninth, Section 1 of the Certificate of Incorporation provides that First BanCorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of First BanCorp) by reason of the fact that he is or was a director, officer, employee or agent of First BanCorp or is or was serving at the request of First BanCorp as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of First BanCorp, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Article Ninth, Section 2 of the Certificate of Incorporation provides that First BanCorp shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of First BanCorp to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards set forth in the preceding paragraph, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to First BanCorp unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication or liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Article Ninth, Section 3 of the Certificate of Incorporation provides that to the extent a director, officer, employee or agent of First BanCorp has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections 1 and 2 of Article Ninth of the Certificate of Incorporation or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Section 4 of Article Ninth of the Certificate of Incorporation provides that any indemnification by First BanCorp under Sections 1 and 2 of Article Ninth of the Certificate of Incorporation shall be made only as authorized in the specific case upon a determination that indemnification of such person is proper under the circumstances because such person has met the applicable standard of conduct set forth therein. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, or (c) by the stockholders.

     Section 5 of Article Ninth of the Certificate of Incorporation provides that First BanCorp shall pay expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. First BanCorp must make such advanced payments if it receives an undertaking by or on behalf of any person covered by Section 1 of Article Ninth of the Certificate of Incorporation to repay such amounts, if it is ultimately determined that he is not entitled to be indemnified by First BanCorp as authorized in Article Ninth of the Certificate of Incorporation.

     Sections 6 and 7 of Article Ninth of the Certificate of Incorporation provide that indemnification provided for by Sections 1 and 2 of Article Ninth of the Certificate of Incorporation shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that First BanCorp may purchase and maintain insurance on behalf of a director, officer, employee or agent of First BanCorp against any liability asserted against such person or incurred by such person in any such capacity or arising out of such person's status as such whether or not First BanCorp would have the power to indemnify such person against such liabilities under such Sections 1 and 2 of Article Ninth of the Certificate of Incorporation.

     (c) The resolutions of the Board of Directors adopted on August 29, 2000 approving the issuance and sale of the Series B Preferred Stock provide that, to the extent permitted by First BanCorp's Certificate of Incorporation and applicable law, First BanCorp (i) will indemnify and hold harmless the directors and executive officers and their attorney-in-facts who signed this Registration Statement against any losses, claims, damages or liabilities they may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934, any state securities or insurance laws or regulations of any other jurisdiction, insofar as such losses, claims, damages or liabilities arise in connection with this Registration Statement or any other registration statement filed in connection with the Series B Preferred Stock and (ii) shall reimburse each such person for any legal or other expenses reasonably incurred by him in connection with investigating or defending any such action or claims.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER         DESCRIPTION OF DOCUMENT
-------        -----------------------
1          --  Form of Underwriting Agreement***
4(a)       --  Form of Series B Preferred Stock Certificate.*
4(b)       --  Certificate of Designation designating the terms of Series B
               Preferred Stock*
4(c)       --  Certificate of Incorporation of First BanCorp.**
4(b)       --  By-Laws of First BanCorp.**
5          --  Opinion regarding legality and consent of Fiddler Gonzalez &
               Rodriguez, LLP*
8          --  Opinion regarding tax matters of Fiddler Gonzalez &
               Rodriguez, LLP*
12         --  Statement re: Computation of Ratio of Earnings to Combined
               Fixed Charges and Preferred Stock Dividends*
23.1       --  Consent of PricewaterhouseCoopers LLP.***
23.2       --  Consent of Fiddler Gonzalez & Rodriguez, LLP (included in the opinion of counsel filed as Exhibit 5 hereto).*
24         --  Powers of Attorney (included on Pages II-5 to II-6).*


---------------


  * Previously filed.

 ** Incorporated by reference to the Form S-4 Registration Statement (Reg. No.
    333-08640), filed by First BanCorp. with the Commission on April 15, 1998, as amended.

*** Filed herewith.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of First BanCorp pursuant to the provision described under Item 15 above, or otherwise, First BanCorp has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by First BanCorp of expenses incurred or paid by a director, officer, or controlling person of First BanCorp in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, First BanCorp will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Juan, Puerto Rico, on the 25th day of September, 2000.


                                          FIRST BANCORP.


                                          By: /s/ ANNIE ASTOR DE CARBONELL

                                            ------------------------------------

                                                  Annie Astor de Carbonell


                                              Senior Executive Vice President,
                                                            Chief


                                               Financial Officer and Director



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                     SIGNATURE                                   TITLE                      DATE
                     ---------                                   -----                      ----

             /s/ ANGEL ALVAREZ PEREZ*                Chairman, Chief Executive       September 25, 2000
---------------------------------------------------    Officer and President
                Angel Alvarez Perez

           /s/ ANNIE ASTOR DE CARBONELL*             Senior Executive Vice           September 25, 2000
---------------------------------------------------    President, Chief Financial
             Annie Astor de Carbonell                  Officer and Director

             /s/ LAURA VILLARINO TUR*                Senior Vice President and       September 25, 2000
---------------------------------------------------    Comptroller
                Laura Villarino Tur

             /s/ JOSE JULIAN ALVAREZ*                Director                        September 25, 2000
---------------------------------------------------
                Jose Julian Alvarez

            /s/ RAFAEL BOUET SOUFRRONT*              Director                        September 25, 2000
---------------------------------------------------
              Rafael Bouet Soufrront

            /s/ FRANCISCO D. FERNANDEZ*              Director                        September 25, 2000
---------------------------------------------------
              Francisco D. Fernandez

                /s/ JORGE L. DiAZ*                   Director                        September 25, 2000
---------------------------------------------------
                   Jorge L. Diaz

              /s/ GERMAN E. MALARET*                 Director                        September 25, 2000
---------------------------------------------------
                 German E. Malaret

              /s/ HECTOR M. NEVARES*                 Director                        September 25, 2000
---------------------------------------------------
                 Hector M. Nevares

                     SIGNATURE                                   TITLE                      DATE
                     ---------                                   -----                      ----

            /s/ ANTONIO PAViA VILLAMIL*              Director                        September 25, 2000
---------------------------------------------------
              Antonio Pavia Villamil

                /s/ JOSE TEIXIDOR*                   Director                        September 25, 2000
---------------------------------------------------
                   Jose Teixidor

              /s/ ANGEL L. UMPIERRE*                 Director                        September 25, 2000
---------------------------------------------------
                 Angel L. Umpierre

           /s/ ANNIE ASTOR DE CARBONELL*
---------------------------------------------------
             Annie Astor de Carbonell
                as attorney-in-fact
          for each of the persons marked

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                           DESCRIPTION OF DOCUMENT
-------                          -----------------------
   1       --  Form of Underwriting Agreement***
4(a)       --  Form of Series B Preferred Stock Certificate.*
4(b)       --  Certificate of Designation designating the terms of Series B
               Preferred Stock*
4(c)       --  Certificate of Incorporation of First BanCorp.**
4(b)       --  By-Laws of First BanCorp.**
   5       --  Opinion regarding legality and consent of Fiddler Gonzalez &
               Rodriguez, LLP *
   8       --  Opinion regarding tax matters of Fiddler Gonzalez &
               Rodriguez, LLP *
  12       --  Statement re: Computation of Ratio of Earnings to Combined
               Fixed Charges and Preferred Stock Dividends*
  23.1     --  Consent of PricewaterhouseCoopers LLP.***
  23.2     --  Consent of Fiddler Gonzalez & Rodriguez, LLP (included in the opinion of counsel filed as Exhibit 5 hereto).*
  24       --  Powers of Attorney (included on Pages II-5 to II-6).*


---------------


  * Previously filed.

 ** Incorporated by reference to the Form S-4 Registration Statement (Reg. No.
    333-08640), filed by First BanCorp. with the Commission on April 15, 1998,as amended.

*** Filed herewith.